Exhibit 1.01

Alphabet Inc.
Conflict Minerals Report
For The Year Ended December 31, 2024

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2024 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“the Rule”), which requires certain reporting and disclosure related to conflict minerals. Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”)1 for the purpose of this assessment. These requirements apply to registrants whatever the geographic origin of their conflict minerals and whether or not their conflict minerals fund armed conflict. Please refer to the Rule, Form SD, and SEC Release No. 34-67716 for definitions to the terms used in this CMR, unless otherwise defined herein.

Statements in this CMR are based on our due diligence activities performed in good faith for the calendar year 2024 and are based on information available at the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter and/or refiner (collectively referred to as “smelter(s)”) data, errors or omissions by suppliers or smelters, ongoing certifications of smelters, continued guidance or amendments to the Rule, and other issues. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties.

References to our websites and information available through these websites are not incorporated into this CMR.

Throughout this CMR, we use “Alphabet,” “we,” “our,” “us” and similar terms to refer to Alphabet Inc. and its subsidiaries (collectively, “Alphabet”), unless otherwise indicated, and use “Google” to refer to Google LLC, a wholly owned subsidiary of Alphabet.

1.Overview

(A) Company

Alphabet is a collection of businesses — the largest of which is Google — which we report as two segments: Google Services and Google Cloud; we also report all non-Google businesses collectively as Other Bets. Supporting these businesses, we have centralized certain AI-related research and development which is reported in Alphabet-level activities. Alphabet’s structure is about helping each of our businesses prosper through strong leaders and independence.

Our Google Services and Google Cloud segments together represented approximately 99% of our consolidated revenues in 2024. Our Google Services segment generates revenues primarily by delivering both performance advertising and brand advertising. In addition, Google Services increasingly generates revenues from products and services beyond advertising, including (i) consumer subscriptions, which primarily include revenues from YouTube services, such as YouTube TV, YouTube Music and Premium, among others; (ii) platforms, which primarily include revenues from Google Play sales of apps and in-app purchases; and (iii) devices, which primarily include sales of the Pixel family of devices. Through our Google Cloud Platform and Google Workspace offerings,
1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

our Google Cloud segment generates revenues primarily from consumption-based fees and subscriptions for infrastructure, platform, applications, and other cloud services. Our Other Bets are at various stages of development, ranging from those in the research and development phase to those that are in the beginning stages of commercialization, and our goal is for them to become thriving, successful businesses.

(B) In-Scope Products

Products assessed for the scoping of the CMR included tangible products of Alphabet that enter the stream of commerce as defined by the Rule. The hardware products considered in scope for this CMR pertain to consumer-facing devices such as healthcare technology, home devices, phones, wearable devices, streaming devices, tablets, video cameras, and, more specifically, the components of the hardware, such as circuit boards, chips, capacitors, alloys, motor components, and wires.

(C) Supply Chain

Our supply chain consists of a broad range of suppliers and several manufacturing models. We engage other companies to manufacture or assemble hardware components, such as those described in 1(B), on our behalf. Whether we are working with Original Equipment Manufacturers or more closely with the product design, we do not directly purchase raw materials and are several tiers away from the smelter and country of origin of the 3TG used in our products. In addition, many of the suppliers we work with are not directly subject to the Rule and its corresponding requirements. To influence activities through multiple tiers of the supply chain, we actively engage with a variety of industry members, including the Responsible Minerals Initiative (“RMI”). We leverage RMI tools such as Conflict Minerals Reporting Template (“CMRT”) and the Extended Minerals Reporting Template (“EMRT”) for specific suppliers. Furthermore, we support RMI through participation in various RMI workgroups and initiatives, including the Responsible Minerals Assurance Process (“RMAP”). We also contribute to RMI Smelter Engagement Team Working Group by serving on its leadership team.

(D) Conflict Minerals Policy

We believe it is essential to establish validated conflict-free sources of 3TG within the Democratic Republic of the Congo (“DRC”) and adjoining countries (together, with the DRC, the “Covered Countries”) so that these minerals can be procured in a way that contributes to economic growth and development in the region. To aid in this effort, we have established a Conflict Minerals Policy and an internal team to implement the policy. Our Policy is accessible at https://abc.xyz/investor/conflictminerals/. We expect our suppliers to assure the 3TG in our products are sourced from conformant conflict-free smelters, such as those audited through RMI’s RMAP (http://www.responsiblemineralsinitiative.org), the London Bullion Market Association (“LBMA”), or the Responsible Jewellery Council (“RJC”), each of whom perform due diligence on the source and chain of custody of the 3TG used in our products and provide their due diligence measures to us upon request. We then review the due diligence performed by these entities to understand the source and chain of custody of these minerals and further engage our suppliers as needed to uphold the standards and expectations set forth in our Supplier Code of Conduct (https://about.google/company-info/supplier-code-of-conduct/). The due diligence standards of the aforementioned organizations all meet the OECD Due Diligence Standard, which is discussed in greater detail in Section 3 below.

2.Reasonable Country of Origin Inquiry (“RCOI”)

To determine which suppliers to survey regarding the source of the 3TG in our products, we first inventoried all products that we either manufactured or contracted for manufacture between January 1, 2024 and December 31, 2024, and that were intended to enter the stream of commerce. For all products in scope, we then identified and compiled a list of our suppliers (“in-scope suppliers”) from whom we requested 3TG sourcing information.

We requested all in-scope suppliers to provide us with information regarding their supply chain using RMI’s CMRT. We then leveraged internally developed tools and templates to ensure CMRT completeness, confirm adherence to minimum response standards, and identify potential inconsistencies. The CMRT included questions about location or mine of origin of the 3TG in the products; furthermore, it requested in-scope suppliers to make similar efforts to survey their own supply chains to obtain this information. We reviewed and monitored responses from our in-scope suppliers and followed up if we identified information to be incomplete or inconsistent with our expectations. Our follow-up actions included the following:

•If an in-scope supplier did not respond, we initiated a supplier escalation process until a response was received.
•If an in-scope supplier had inconsistent or incomplete information, we contacted the supplier and requested updated information, provided additional training resources, and reaffirmed our applicable Supplier Code of Conduct and Conflict Minerals Policy expectations.
•We worked with suppliers to improve their responses and commitment to (i) conflict-free sourcing at both company and product levels and (ii) sourcing from RMAP conformant smelters.
•We also encouraged suppliers to join industry collaborations to further support conflict-free sourcing.

In 2024, we received a 100% response rate from our in-scope suppliers. These suppliers are continuously gathering information from their own suppliers, and we continue to work with them to ensure that all relevant suppliers are fully represented.

Some in-scope supplier responses indicated that some smelters used at various levels of our supply chain obtain 3TG from the Covered Countries. Some in-scope supplier responses also indicated sourcing 3TG from outside of the Covered Countries, from recycled or scrap sources, and/or from unknown origins. Based on the results of our supply chain survey and the nature of our supply chain as described in Section 1(C) above, we were unable to verify with certainty the source and chain of custody of all of the 3TG used by our suppliers and in our products. We completed due diligence on all smelters reported in our supply chain as described in Section 3 below.

3.Due Diligence

Our due diligence measures were designed to conform in all material respects to the five step framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”).

Below is a description of our due diligence activities performed for the 2024 reporting year.

OECD Step 1 - Establish strong company management systems
•Our Conflict Minerals Policy, described in Section 1(D), is publicly available on our Investor Relations website.
•Our governance structure includes senior management from our in-scope product areas, legal, and finance organizations who are responsible for monitoring our due diligence activities. Oversight of the program consists of our Chief Financial Officer, Chief Compliance Officer, and vice presidents from supply chain and business operations, finance, and legal.
•We include responsible sourcing and due diligence requirements in our applicable Supplier Code of Conduct and in supplier contract templates. Our suppliers are expected to source from conflict-free sources and utilize the CMRT to disclose sourcing information about the 3TG in their products. We provide additional templates for follow-up, training and resources to our suppliers on our requirements.
•Our product areas utilize a system that includes online platforms for storing and managing our conflict minerals due diligence activities, communications, and results.
•We have a document retention policy for maintaining conflict minerals program documentation for a minimum of five years.
•We have a grievance mechanism for reporting violations of our policies.

OECD Step 2 - Identify and assess risk in the supply chain
•We requested that our in-scope suppliers provide a CMRT to collect information about the smelters of 3TG used in our products.
•We assessed the CMRTs received from our in-scope suppliers for completeness and reasonableness based on the OECD Guidance for Conflict and High Risk Areas (“CAHRAs”) globally, including the Covered Countries.
•We validated each smelter disclosed by our in-scope suppliers by checking against the smelter data provided by RMI.
•We provided conflict minerals feedback as needed to in-scope suppliers that were audited by our internal Supplier Responsibility audit program.
•For the eighth consecutive year, we utilized an independent third party to provide an assessment of 100% of the smelters disclosed by our in-scope suppliers, to track data, and to identify risks in smelters that have not yet undergone the RMAP. This prompted additional direct follow-up with smelters and suppliers.
•We communicated with in-scope suppliers that reported smelters which were not yet identified as RMAP conformant. We worked with in-scope suppliers to improve the completeness and accuracy of their responses and fostered their ongoing commitment to conflict-free minerals at both the company and product levels. We also encouraged all suppliers to join industry collaborations.
•We developed a plan for in-scope suppliers who are not sourcing exclusively from conformant smelters for products to bring those smelters into conformance.
•We worked with our in-scope suppliers and reviewed the CMRT responses they received from their suppliers. This process helped inform our direct and tier two suppliers on how to identify risks in the information they receive from their suppliers. As part of this process, we also encouraged suppliers to source from RMAP conformant smelters in the DRC and other CAHRAs.

OECD Step 3 - Design and implement a strategy to respond to identified risks
Program Governance:
•We created a list of suppliers for in-scope product areas that are in conformance with our Supplier Code of Conduct, and we use this list to guide our supplier selections and continuing business with known conflict-free sourcing suppliers.
•We provided updates to our Supplier Responsibility team, Supplier Responsibility Steering Committee, and the Alphabet Board of Directors Audit and Compliance Committee on our due diligence activities and CMR.

Supplier Due Diligence and Industry Engagement:
•We reviewed allegations and incidents in the supply chain and worked with suppliers and industry stakeholders to improve responsible sourcing outcomes. One way we do this is by encouraging suppliers to adopt responsible sourcing policies and practices instead of banning all minerals from the DRC and Covered Countries, which negatively impacts communities that depend on mining.

•Through our partnerships with the Public-Private Alliance for Responsible Minerals Trade (“PPA”) and Fair Cobalt Alliance (“FCA”), we continued to work with industry peer companies and partners to pursue better tracing, improve working conditions, and eliminate child and forced labor in mining.
•To foster a deeper understanding of the impacts and challenges faced by communities affected by mining-related conflict, we organized events featuring firsthand accounts from community representatives. For example, we hosted a visit with Nobel Peace Prize Recipient Dr. Denis Mukwege of the Panzi Foundation. During this event, he shared his insights and engaged in discussions about how corporations and industry associations can contribute to addressing the urgent needs in the DRC.

Supporting Livelihoods through Economic and Energy Sustainability:
•Diversifying economies, investing in sustainable development, and providing for alternative livelihoods are important components of any strategy to promote responsible mining. Since 2018, we’ve supported the Congo Power Initiative, which has completed 14 renewable energy projects in the DRC. These projects have provided access to renewable energy to over 21,000 people and enabled 1,002 livelihoods in the region. Since late 2024, an additional project has been underway to install solar energy systems in rural communities in Eastern Congo that lack access to electricity. The project is set to be finalized in the first half of 2025, with plans to expand the program to Southern Congo in the future.
•As part of our ongoing partnership with the PPA, we have broadened our efforts to include energy transition minerals beyond 3TG within and outside of the Great Lakes Region of Africa. Thus, we are supporting the PPA in extending their engagement to South America and Asia.
•We supported additional PPA key accomplishments, including: developing a Cooperative Governance Toolkit Project with IMPACT to empower artisanal miner cooperatives; completing a review and development of a metrics and evaluation (“M&E”) framework for Congo Power; a strategic review of operational expansion beyond the Great Lakes Region; and a Congo Power contextual study.
•Collaborating with the FCA, we completed a solar installation project in late 2024, providing renewable energy to a partner organization in Southern Congo. This initiative builds upon our ongoing efforts to advance energy resources and alternative livelihoods in the region.
•In 2024, we joined the Board of the FCA. That same year, the FCA conducted a comprehensive survey of over 500 miners, including more than 220 women. This survey explored six key areas: demographics and professional experience; occupational health, safety, and hygiene; child labor; the mineral marketing process; cooperative and NGO perceptions; and income and household goods. Leveraging these findings, the FCA will continue its work to promote sustainable progress in the artisanal cobalt mining sector by supporting efforts focused on improving miner well-being, promoting sound operational practices, fostering fair and transparent market processes, and supporting local cooperatives.

OECD Step 4 - Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain
•We joined RMI in 2013 (member ID: GOOG), and we continue to be a member.
•We relied upon RMI to validate that companies meet the criteria of a smelter, and then verify that they conform to the RMAP.
•We worked with a third party to provide an assessment of smelters not participating in RMI to give Alphabet visibility on all smelters identified in supplier outreach.
•We conducted Supplier Responsibility audits with independent third parties on a portion of our suppliers with a risk-based approach, which included reviewing their conflict minerals programs.
•We continued activities to supplement the RMAP process and audits such as direct inquiries, communications, and the development of industry tools to support audit programs and reporting mechanisms. This allowed us to better understand issues smelters face in the compliance process and how we can best align to support management systems used for compliance and in-region due diligence.

•We continued to engage industry organizations to help us better understand the risks and opportunities to enhance supply chain accountability.

OECD Step 5 - Report annually on supply chain due diligence
•We publish a CMR annually, and our reports are accessible on our Investor Relations website at https://abc.xyz/investor/conflictminerals/.
•We published our 2024 Supplier Responsibility Report, which also included an update on our conflict minerals program and industry collaborations (https://sustainability.google/reports/).

4.Due Diligence Results

Smelter Disclosure

Based on our due diligence of the information provided by our in-scope suppliers for the 2024 reporting period, we have reason to believe that a portion of the 3TG used in our products originated from the Covered Countries. In some instances, information provided by our in-scope suppliers was unverifiable or incomplete and, as such, we are not declaring any of our products to be “DRC Conflict Free,” because we were unable to verify with certainty the source and chain of custody of all of the necessary 3TG in our products. Based on the due diligence performed, our suppliers identified 244 unique smelters, and we evaluated each of them based on third party audits and/or assessments. 235 are considered “conformant,” and 1 is considered “active” on RMI’s website. Based on our third party assessment and RCOI, we identified an additional 7 smelters as not sourcing from the Covered Countries (or have no reason to believe they are sourcing from the Covered Countries) bringing the total number of smelters identified as “conformant”, “active”, or not sourcing from the DRC to 243 (99.6%). As for the 1 remaining smelter, its RMI status was updated to “Non Conformant” in Q1 2025. Our suppliers communicated a need for additional time to rectify the use of this non-conformant smelter, and we are engaging with them and supporting their efforts to do so.

The results of our due diligence on the 3TG used in our in-scope products are noted below:

2024 Smelters	Tin	Tungsten	Tantalum	Gold	Total
Total number of smelters	74	36	36	98	244

Number (%) of smelters listed as “conformant” by RMI	71 (96%)	36 (100%)	36 (100%)	92 (94%)	235 (96.3%)
Number (%) of smelters listed as “active” by RMI	0 (0%)	0 (0%)	0 (0%)	1 (1%)	1 (0.4%)
Number (%) of smelters confirmed by an independent third party to not be sourcing from the Covered Countries	3 (4%)	0 (0%)	0 (0%)	4 (4%)	7 (2.9%)
Number (%) of smelters that are conformant, active, or not sourced from the Covered Countries	74 (100%)	36 (100%)	36 (100%)	97 (99%)	243 (99.6%)

Efforts to Determine Mine or Location of Origin

As part of our due diligence process described in Section 3 of this report, we worked to ensure that our efforts to identify mines and the countries of origin of the 3TG in our products have been reasonable and aligned with industry practices.

5.Continuous Improvement in Understanding Source of Material

We recognize that efforts to reduce violence associated with conflict minerals are ongoing and are required to continually adapt to changing situations. We are committed to reviewing our compliance processes and actively engaging upstream directly in-region for opportunities to improve our processes.

We include more detail on our policies and our results in our Supplier Responsibility Report, including work on other minerals and materials, and in other regions that are not in scope of the Rule.

We will continue to review our compliance processes including, but not limited to, taking the following steps for the 2025 reporting year:

•We will continue to engage with in-scope suppliers to gain better visibility of the country of origin and chain of custody of the 3TG used in our in-scope products.
•We will use and encourage our in-scope suppliers to use publicly available tools from RMI.
•We will continue to work with our in-scope suppliers and engage with our supply chain to improve the quality of the data provided to us.
•We will continue to be a member of RMI and contribute to the various initiatives and working groups, as described above.
•We will continue to encourage our in-scope suppliers to source from conflict-free smelters that RMI deems to be conformant.
•We will continue to assess various certification and responsible sourcing standards for minerals in our supply chains.
•We will provide training opportunities for our upstream suppliers and smelters to understand the importance of the certification process.
•As we enter into contracts with new suppliers and renew contracts with existing suppliers, we will continue to include requirements that our suppliers support our Conflict Minerals Policy and due diligence efforts.
•We will continue to explore additional opportunities to support livelihoods and health, improve conservation outcomes, improve stability, and support renewable energy projects to enhance conflict-free mining communities.